SAMEX MINING CORP. 301 - 32920 Ventura Ave. Abbotsford, BC V2S 6J3 CANADA	TEL: (604) 870-9920 FAX: (604) 870-9930 TOLL FREE: 1-800-828-1488 EMAIL: 2samex@samex.com	WEB: www.samex.com TRADING SYMBOLS: SXG - TSX Venture Exch. SMXMF - OTCQB

NEWS RELEASE – No. 6-13	May 30, 2013

SAMEX MAKES MULTIPLE COPPER-GOLD-SILVER INTERCEPTS & FURTHER DEFINES TARGET AT EL GRINGO

SAMEX Mining Corp. continues to advance its exploration at the El Gringo copper-gold-silver prospect, located within its 100% owned Los Zorros district in Chile. The company recently received back numerous lab assays which have given the geological team a wealth of knowledge regarding the prospect. Highlighted immediately below are the notable copper-gold-silver intercepts from the latest round of drilling:

El Gringo Table 1 - Notable Intercepts
Diamond Drill Hole	Final Depth	From (m)	To (m)	Intercept (m)	Copper (%)	Gold (g/t)	Silver (g/t)
EG-13-003	111.20	69	83	14	1.46	.30	9.94
EG-13-011	214.90	147	158	11.40		.26	19.92
EG-13-023	400.90	356	367	11.11		.57	29.06

“It is our opinion that these copper-gold-silver intercepts represent fingers of a very complex porphyry system with multiple mineralized events intersecting. We are methodically evaluating and following up on all this data with the goal of locating the main source of this strong mineralization,” notes Juan Carlos Toro Taylor, Chief Geologist of SAMEX Mining Corp.

Drilling at El Gringo has totaled roughly 3,000 meters to date. Copper, gold, and silver mineralization is known to occur within the leaching, mixed, and primary zones. The observed mineralization is very complex, as different types are present and not confined to any specific domain or host rock.

Please refer to the “Coreshack” section of our website at www.samex.com for the latest maps, drill result data, and images associated with this press release.

Assays from multiple holes are still pending and will be announced in due course.

Juan Carlos Toro Taylor, M.Sc. Economic Geology, Chief Geologist of SAMEX Mining Corp., is acting as Qualified Person in compliance with National Instrument 43-101 with respect to this release, and is the person responsible for the technical content of this news release.

All assay information used in conjunction with this news release was provided by ALS Minerals, an independent, internationally recognized and ISO certified laboratory complying with the international standards ISO 9001:2000 and ISO 17025:1999. SAMEX Mining Corp. follows industry standard quality assurance and quality control procedures for all of its samples, including the insertion of duplicates and certified standards into the sample analysis stream.

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, future prospects of the Company, and future plans and objectives of the Company are forward-looking statements that involve various risks. Actual results could differ materially from those projected as a result of the following factors, among others: risks inherent in mineral exploration and grade of ore mined; risks associated with development, construction and mining operations; the uncertainty of future profitability and uncertainty of access to additional capital. Except as may be required by law, SAMEX undertakes no obligation to revise or update any forward-looking information as a result of new information, future events, or otherwise after the date hereof.

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

Contact:

SAMEX Mining Corp.

Sasan Sadeghpour

Director, Chairman & Interim Chief Executive Officer

(713) 956-5200, extension 102

2samex@samex .com

www.samex.com